Mail Stop 6010

November 22, 2006

Richard J. Harris
Chief Financial Officer
Castlewood Holdings Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor
18 Queen Street
Hamilton HM JX
Bermuda

Re: **Castlewood Holdings Limited**
        Amendment No. 2 to Form S-4 Registration Statement
        File No. 333-135699

Dear Mr. Harris:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary – page 1

Effects of the Merger on the Rights of Enstar Shareholders – page 8

1.   We have considered your response to comment 9 in our last letter. Instead of providing a brief description of the most significant ways in which the rights of the Enstar shareholders will change as a result of the merger, you have included cross-references to

multiple places in the body of the document. Please revise the disclosure here as we previously requested to include a summary of the changes in the Enstar shareholders' rights, rather than merely including a cross reference.

<u>Material U.S. Federal Income Tax Consequences of the Merger – page 54</u>

<u>Material Tax Considerations of Holding and Disposing of New Enstar Ordinary Shares – page 214</u>

2.   We note that the form of tax opinion you have filed as Exhibit 8.1 to the registration statement appears to be a "short-form" opinion.   When a registrant chooses to use a short-form opinion, the disclosure in the prospectus is the opinion. Currently, the disclosure in both of the sections referenced above indicates that the information therein is a "summary." Disclosure in both sections is also written so that it is management's opinion, and not counsel's opinion, which is being described. In this regard, we have also taken particular note of your response to comment 40 which specifically states that the disclosure beginning on page 214 is what the company, as opposed to counsel giving the opinion, believes. Please revise both sections, as appropriate, to include and summarize counsel's actual opinion.

3.   Please revise both Exhibit 8.1 and the disclosure in the prospectus to clearly state that the discussion in the tax consequences section(s) of the prospectus is counsel's opinion. Also, identify the counsel giving the opinion and include counsel's consent in Exhibit 8.1.

4.   We reiterate that counsel's actual signed opinion must be filed prior to requesting effectiveness. Please include it in your next pre-effective amendment to ensure that the stuff has adequate time to review it.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 116</u>

<u>Critical Accounting Policies, page 122</u>

<u>Loss and Loss Adjustment Expenses, page 122</u>

5.   We note your response to comment 48 and your revised disclosures. We note that one of the factors that can result in changes to prior period estimates is the trend of incurred loss development compared to prior forecasts. Please expand your disclosure to describe the additional information that was obtained regarding these trends which led to the change

in estimate. In addition, we are unable to locate the added disclosures that explain how the "lower incurred adverse loss development compared to industry averages" described on page 89 resulted from the methodologies discussed. Please revise your presentation to include this information or provide a page reference to us of where to find this disclosure.

6. We note your response to comment 49 and your revised disclosures. On page 124 you disclose that you focus on aggregate exposures and pursue commutations and policy buy-backs with the larger (re)insureds. Explain to us specifically why open exposures, new exposures, and average reserve for exposure are not meaningful. To the extent possible include specific examples of why it is not meaningful.

Comparison of the Year Ended December 31, 2005 and 2004, page 142

Net Reduction in Loss and Loss Adjustment Expense Liabilities, page 143

7. Refer to your response to comment 50. Please revise the first table on page 143 to include a footnote that explains that the net changes in case and IBNR includes the reversal of settled claims and not just changes that resulted from your actuarial analysis to help clarify how this table is to be used.

Unaudited Pro Forma Condensed Combined Financial Information, page 163

1. Adjustments to the Pro Forma Condensed Combined Balance Sheet, page 167

Note m, page 169

8. We note your response to comment 51 and your revised disclosures. Please explain to us how the fair value of the investment in Castlewood was determined and why it was not necessary to allocate any of the purchase price to goodwill. Also explain to us why it is appropriate to include the $17 million dividend paid by Enstar that is discussed in note h in the basis for Castlewood.

Security Ownership of Certain Beneficial Owners and Management of New Enstar – page 172

9. We hereby reissue comment 52 in our previous letter in part. The disclosure in the table is presented as of September 28, 2006. As we previously indicated, this information should be presented as of the most recent practicable date.

Financial Statements – June 30, 2006

10.   Your current interim financial information is now stale. Please provide updated interim financial information through September 30, 2006.

3. Acquisition, page F-38

11.   We note your response to comment 57. Please clarify in your disclosure that Shinsei's portion of the dividend paid is shown as "Distribution of capital to minority shareholders" in the statement of cash flows.

*   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Vanessa Robertson at 202-551-3649 or James Atkinson at 202-551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

                                        Regards,

                                        Jeffrey P. Riedler
                                        Assistant Director

Cc: Joseph A. Guerriero, Esq.
        Drinker Biddle & Reath LLP
        105 College Road East – Suite 300
        PO Box 627
        Princeton, NJ 08542-0627